Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

January 31, 2018	NR 18-01

BLM Approval for Horsethief Drilling Program, NV

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports the United States Bureau of Land Management for the Ely District, Nevada has accepted the Notice of Intent (“NOI”) for the Company’s proposed drilling program at the Horsethief Gold Property, Nevada. Horsethief is located 16 miles (25 km) east of the historic mining town of Pioche, NV.

Plans are for a minimum 1,500 metre (m) reverse circulation (RC) drilling program to test multiple targets on the 525 hectare (1,299 acre) property. This includes new targets identified from geophysical and structural interpretation completed in conjunction with recent field programs that revealed compelling untested targets under volcanic cover rocks.

“The approval of the NOI allows us to move forward with preparations for the 2018 drilling program at Horsethief,” stated Jason Weber, P. Geo., President and CEO of Alianza. “We are eager to test the targets we have identified over the last year.”

Horsethief Gold Project, Nevada

Exploration at Horsethief is targeting sediment-hosted gold mineralization in a window of Cambrian carbonate rocks overlain by Tertiary volcanic flow and pyroclastic rocks. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops as well as shallow RC drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Gold mineralization was hosted in both silty limestone and jasperoid. A 2011 Induced Polarization (IP) geophysical survey indicates that stratigraphy and potentially mineralized targets dip to the east-southeast under the volcanic cover.

Financing

Alianza also announces that the remainder of the financing announced on August 16, 2017 will not be completed. Alianza will provide an update on its plans to move ahead with exploration, project partnerships and its corporate plans for 2018 shortly.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 35.4 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.